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                                                                EXHIBIT 99(a)(4)

                            UREP V ACQUISITION, L.P.
                          2001 Ross Avenue, Suite 4600
                              Dallas, Texas 75201

                       PLEASE READ THIS LETTER CAREFULLY
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To All University Real Estate Partnership V Investors:

As you are aware, UREP V Acquisition, L.P. ("UREPV") has recently made a publicly filed tender offer to purchase Income Units and Growth/Shelter Units (the "UREPV Offer") in response to offers made by MacKenzie Patterson Special Fund, Accelerated High Yield Institutional Fund, Peachtree Partners and Accelerated High Yield Pension Investors (the "MacKenzie Offer"). In response to the UREPV Offer, the MacKenzie Offer has been increased from $55.00 per Income Unit to $70.00 per Income Unit which is approximately $10.00 per Income Unit greater than the liquidation value of an Income Unit as set forth in the initial MacKenzie Offer.

IN RESPONSE TO THE INCREASE IN THE MACKENZIE OFFER TO $70.00 PER INCOME UNIT,
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UREPV HEREBY INCREASES ITS OFFER TO $75.00 PER INCOME UNIT AND $2.00 PER
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GROWTH/SHELTER UNIT.  It is important for you to know that Unitholders who
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currently own both Income and Growth/Shelter Units in the Partnership and who
elect to accept the MacKenzie Offer will continue to be required to report activity with respect to the Growth/Shelter Units to the Internal Revenue Service on an annual basis. Therefore, the UREPV Offer provides Unitholders holding both types of Units with an opportunity to liquidate their investment in the Partnership in its entirety. THIS OFFER AT $75.00 PER INCOME UNIT AND $2.00
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PER GROWTH/SHELTER UNIT WILL EXPIRE JANUARY 25, 1998 AT 12:00 MIDNIGHT CENTRAL
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STANDARD TIME.
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There are several implications to this offer and we strongly urge you to consider your options./1/

Unitholders have an opportunity to receive $75.00 per Income Unit (which is $5.00 per Income Unit greater than the most recent MacKenzie Offer) and $2.00 per Growth/Shelter Unit. The MacKenzie Offer does not provide a liquidity option to Growth/Shelter Unitholders. If you have not yet tendered your Units, please complete the attached BLUE Transmittal Letter and return it to Wallace
                             ----
Sanders and Company by facsimile at 972/669-3462 or by US Mail to 8131 LBJ Freeway, Suite 875, Dallas, Texas 75251 no later than January 25, 1998 at 12:00 midnight Central Standard Time.

Unitholders who have tendered Income Units to UREPV at $60.00 will automatically receive the revised price offered of $75.00 and no further action is required to be taken by such persons. Those Unitholders that have previously tendered Income Units pursuant to the MacKenzie Offer may withdraw previously tendered Units by completing the attached BLUE Transmittal Letter and return it to
                                 ----
Wallace Sanders and Company by facsimile at 972/669-3462 or by US Mail to 8131 LBJ Freeway, Suite 875, Dallas, Texas 75251. As the MacKenzie Offer has been extended until January 21, 1998 at 12:00 midnight, Pacific Standard Time, you may now withdraw previously tendered Units in that offer until that time.

Should you have any questions or concerns about the revised UREPV Offer or require further instructions regarding withdrawal from other offers, please contact Equinet Fund Administrators, Inc. at 800/736-8036.


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/1/Unitholders who tender their Units will give up the opportunity to participate in any future benefits of the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers may be less than the total amount which might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership.

UREPV is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $75.00 per Income Unit and $2.00 per Growth/Shelter Unit, UREPV was motivated to establish the lowest price which might be acceptable to Unitholders consistent with UREPV's objectives.

As a result of consummation of the UREPV Offer, UREPV may be in a position to influence any Partnership decisions on which Unitholders may vote. UREPV will vote the Units acquired in the UREPV Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders.

UREPV may accept only a portion of Units tendered by a Unitholder in the event a total of more than 12,000 Income or Growth/Shelter Units are tendered.